April 30, 2009 Via EDGAR (Correspondence)

Mr. Jay E. Ingram Legal Branch Chief Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 7010 Washington, DC 20549-7010

Re:	Eaton Vance Corp. (together with its affiliates, the “Company”)
Annual Report on Form 10-K for the fiscal year ended October 31, 2008
File No. 1-8100

Dear Mr. Ingram:

Thank you for your letter dated April 14, 2009. This letter sets forth our responses to your letter regarding the above-referenced periodic report. Our responses are set forth below following your comments.

Annual Performance-based Cash Incentive Awards, page 93

1. Please tell us the following with a view toward disclosure in future filings:

• Explain how the performance targets of $92 million for fiscal 2008 and $64.4 million for fiscal 2009 under the Executive Performance-Based Compensation Plan were determined.

Response: The performance target is determined at the beginning of each performance period, taking into consideration the performance target from the prior year, forecasted future earnings and the requirements of Section 162(m) of the Internal Revenue Code. The Compensation Committee of the Board of Directors, made up of only independent directors, determined that it was reasonable that named executive officers be entitled to a performance award under the Executive Performance-Based Compensation Plan if the Company’s adjusted operating income exceeded $92.0 million for the twelve month period ended September 30, 2008 and $64.4 million for the twelve month period ending September 30, 2009. While there are no requirements under Section 162(m) that a performance award be based upon a corporation meeting a minimum level of adjusted operating income, the Compensation Committee has required a threshold to be met since 2002.

• Quantify each element used to calculate and adjust the performance-based incentive pool (e.g., operating income, closed-end fund structuring fees and one-time payments, stock-based compensation, and write-offs of intangible assets or goodwill). Also clarify whether the pool was further adjusted to exclude the operating results of consolidated

United States Securities and Exchange Commission April 30, 2009 Page 2

funds and, if so, explain how these adjustments were calculated. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response:

Adjusted operating income for the twelve month period ended September 30, 2008 was calculated as follows:

Operating income	$449,243
Add:
Share-based compensation	39,951

Adjusted operating income	$489,194

As disclosed, operating income was not adjusted in fiscal 2008 to exclude the operating results of consolidated funds for the purposes of calculating either the performance-based incentive pool or the annual performance-based cash incentive awards for named executive officers. Please note that we do not disclose either the absolute value of the performance-based incentive pool or the percentage applied to adjusted operating income to arrive at the absolute value of the performance-based incentive pool as neither directly relates to the amounts paid to named executive officers. The performance-based incentive pool represents the pool of funds out of which the executive officers, along with all other officers of the Company, are paid, but does not itself factor into the calculation of annual performance-based cash incentive awards for named executive officers as calculated under the Executive Performance-Based Compensation Plan (please see our response to the third bullet in Comment 1 below).

• We note your disclosure that the awards are based upon the achievement of pre-established performance goals and that you have disclosed the maximum award potential and actual award grants for each executive officer. We also note that you have considered the goals and objectives listed on page 90. Quantify and explain in greater detail the specific performance-based conditions relating to annual performance cash incentive awards for each named executive officer. Include in your discussion for each executive officer: the objective performance goals against which performance was measured, the analysis performed to certify whether the performance goals have been met, and how you determined the percentage of the award potential to be paid upon goal achievement. If any of the awards to the executive officers have been adjusted, quantify and explain in detail how these awards have been adjusted. See Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Response:

The Executive Performance-Based Compensation Plan has a specific performance target, which for the twelve months ended September 30, 2008 was the achievement of $92.0 million in adjusted operating income (before the performance-based incentive pool). The Company recorded adjusted operating income (before the performance-based incentive pool) of $489.2 million for the twelve months ended September 30, 2008. As a result, the maximum award potential for each named executive officer was calculated as a

United States Securities and Exchange Commission April 30, 2009 Page 3

percentage of $397.2 million, which represents the difference between actual adjusted operating income of $489.2 million and the pre-established performance target of $92.0 million. Management provided the Board with a report related to the meeting of the pre-established performance target, which included a description of the agreed-upon procedures performed by the Company’s Director of Internal Audit relating to the calculation of the maximum award potential for each named executive officer under the plan. Based upon that and other information, the Board certified that the pre-established performance target was met for the purpose of the plan and that the named executive officers were eligible for maximum potential awards under the Executive Performance-Based Compensation Plan.

The Committee arrived at its decision to reduce the payments made under the Executive Performance-Based Compensation Plan to amounts that were less than the maximum award potential for each named executive officer after careful consideration of recommendations made by management, an analysis of all payments to be made to named executive officers, competitor information obtained through benchmarking surveys provided by an independent third party compensation specialist and an assessment of the Company’s overall success in meeting the goals and objectives set at the beginning of the fiscal year. The reductions, which were not formulaic, reflect the judgment exercised by the Compensation Committee in its sole discretion.

Long-term Equity Incentive Awards, page 94

2. Discuss and analyze with a view toward disclosure in future filings:

• Any specific performance-based conditions relating to long-term equity incentive awards for each named executive officer.

• The relationship of any specific performance-based conditions relating to long-term equity incentive awards to the actual long-term equity incentive awards made to each named executive officer.

• The relationship of long-term equity incentive awards to other components of total compensation, particularly base salary and annual performance-based cash incentive awards.

Response: The Company offers two forms of long-term equity incentive awards; stock options and restricted stock. Each is awarded pursuant to the 2008 Omnibus Incentive Plan. Potential restricted stock awards to named executive officers are subject to specific performance-based conditions that meet the requirements of Section 162(m) of the Internal Revenue Code. Restricted stock awards to named executive officers made on November 3, 2008 were made with the performance-based condition that the Company have at least $64.4 million in adjusted operating profits in one of the following five years for the restricted stock to be granted. Stock options are awarded to named executive officers on the first business day of each fiscal year and are not awarded pursuant to specific performance-based conditions. Stock options and potential restricted stock awards for named executive officers are determined by the Compensation Committee after careful consideration of recommendations of management, an analysis of all payments to be made to each named executive officer, competitor information obtained through benchmarking surveys provided by independent

United States Securities and Exchange Commission April 30, 2009 Page 4

third party compensation specialist and the Company’s success in light of the goals and objectives set at the beginning of the fiscal year.

Long-term equity incentive awards were split evenly between stock options and potential restricted stock awards for named executive officers in fiscal 2008. The Company’s overriding compensation philosophy is that executive compensation should be comprised primarily of annual performance-based cash awards and long-term equity awards, with base salary representing a lesser component of total compensation as noted in Item 11, “Compensation Objectives and Philosophy,” of the Company’s Annual Report on Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8250, or Frederick Marius, Vice President and Chief Legal Officer, at (617) 672-8566 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely, /s/ Robert J. Whelan Robert J. Whelan Vice President, Treasurer and Chief Financial Officer